Exhibit 99.6

CEO AND CFO SECTION 906 CERTIFICATION

February 1, 2022

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Jean-Jacques Ruest, President and Chief Executive Officer, and Ghislain Houle, Executive Vice-President and Chief Financial Officer, of Canadian National Railway Company, each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canadian National Railway Company.

/s/ Jean-Jacques Ruest	/s/ Ghislain Houle
Jean-Jacques Ruest	Ghislain Houle
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer